EXHIBIT 99.2


                       [GRUPO PAO DE ACUCAR LOGO OMITTED]


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                              Publicly-held Company
                         CNPJ/MF No. 47.508.411/0001-56

                              Call for the Meeting
                             SPECIAL GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUICAO are invited to the Special General Meeting to be held at 5:00 pm on April 8, 2004, at the Company's principal place of business at Avenida Brigadeiro Luiz Antonio, n. 3126, in this capital, in order to resolve on the following agenda:

Examination, discussion and voting of the Management Proposal concerning (i) amendments to the terms and conditions of the sixth issuance of debentures of the Company ("Debentures"), as approved in the Special General Meeting held on March 1st, 2004 ("AGE"), which minutes was published in the journals "Diario Oficial do Estado de Sao Paulo" and "Folha de Sao Paulo" on March 19, 2004, including, but not limited to amendments to the conditions of the Debentures as defined to in items 6.9., 6.14, 6.15. and 6.16 of the minutes of the AGE, as well as (ii) definition of the interest rate of the Debentures, the Reference Price, Percentage of the Issuance Price I, and Percentage of the Issuance Price II, as referred to in item 6.9. of the minutes of the AGE.


                           Sao Paulo, March 23th, 2004

                            VALENTIM DOS SANTOS DINIZ
                   Honorary Chairman of the Board of Directors